Exhibit 99.1

July 10, 2009

São Paulo, Brazil

BRF – BRASIL FOODS S.A. (former PERDIGÃO S.A.)

Rua Jorge Tzachel, 475, Bairro Fazenda

88301-140, Itajaí – SC

Brazil

Ladies and Gentlemen:

1.             We are qualified to practice law in the Federative Republic of Brazil (“Brazil”) and have acted as Brazilian counsel to Perdigão S.A. (the “Company”), a corporation (sociedade por ações) organized under the laws of Brazil, in connection with the Registration Statement on Form F-3 filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof, as amended and supplemented by the prospectus supplement by the Company with the Commission on the date hereof (collectively, the “Registration Statement”), relating to the offer and sale by the Company of common shares (ações ordinárias), without par value, of the Company (“Common Shares”), including Common Shares in the form of American Depositary Shares (the “ADSs”), each representing two Common Shares.

2.             For the purposes of giving this opinion we have examined or relied upon the Company’s estatuto social and such other documents, corporate books and registers, contracts and certificates of officers of the Company, furnished to us by the Company, as we have deemed necessary or appropriate to enable us to render this opinion.

3.             We have not made any investigation of the laws of any jurisdiction outside Brazil, and this opinion is given solely in respect of the laws of Brazil at the date hereof and not in respect of any other law.  In particular, we have no independent investigation of the laws of the State of New York and do not express or imply any opinion on such laws.

4.             In giving this opinion, we have made the following assumptions:

(i)            that all documents submitted to us in draft form or as facsimile or copy or specimen documents conform to their originals;

(ii)           that all documents submitted to us as originals are authentic; and

(iii)          that the signatures on the originals, certified copies or copies of all documents submitted to us are genuine.

5.             Based upon the foregoing and subject to the reservations, qualifications and explanations set forth below, we are of the opinion that the descriptions of Brazilian statutes and legal, governmental and regulatory proceedings included in the prospectus supplement that is a part of the Registration Statement under the heading “Taxation—Brazilian Tax Considerations” and the statements of law included therein, to the extent that they relate to matters of Brazilian law or legal conclusions with respect thereto, fairly summarize the matters described therein in all material respects.

6.             This opinion is being furnished to you solely for your benefit in connection with the filing of the Registration Statement and is not to be used, circulated, quoted, relied upon or otherwise referred to for any other purpose without the expressed written permission of the undersigned, except that we consent to the filing of this opinion letter as a supporting document for, and to the reference to this opinion letter in, the Company’s application to list any ADSs described in the Registration Statement or any related prospectus or prospectus supplement on the New York Stock Exchange.

7.             This opinion is limited to the matters expressly stated herein and does not extend to, and is not to be read as extended by implication to, any other matter in connection with the Registration Statement or the documents related thereto.

8.             This opinion letter speaks only as of the date hereof.  We expressly disclaim any responsibility to advise you of any development or circumstance of any kind including any change of law or fact that may occur after the date of this opinion letter even though such development, circumstance or change may affect the legal analysis, a legal conclusion or any other matter set forth in or relating to this opinion letter.  Accordingly, you should seek advice of your counsel as to the proper application of this opinion letter at such time.

9.             This opinion will be governed by and construed in accordance with the laws of Brazil in effect on the date hereof.

/s/ Eliana Ambrósio Chimenti
MACHADO, MEYER, SENDACZ E OPICE
ADVOGADOS